Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California
92663

VIA EDGAR

December 21, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K
Filed: October 12, 2011
File No. 000-53784

Further to your comment letter dated November 28, 2011 and to the Company’s response letter of December 20, 2011, I confirm that the Company will file the amendments to the Form 8-K in response to your comment letter by Tuesday December 27, 2011.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per:  /s/ Angelo Scola

Angelo Scola
Chief Executive Officer

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